

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 21, 2015

Timothy Healy
Chief Executive Officer
EnerNOC, Inc.
15301 Dallas Parkway, Suite 500
Addison, Texas 75001

      Re: **EnerNOC, Inc.**
              Preliminary Proxy Statement on Schedule 14A
              Filed on April 10, 2015
              File No. 001-33471

Dear Mr. Healy:

      We have completed our review of your filing. We remind you that our comment or changes to disclosure in response to our comment do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

              Sincerely,

              /s/ Maryse Mills-Apenteng

              Maryse Mills-Apenteng
              Special Counsel

cc: Miguel J. Vega, Esq.
       Cooley LLP